Filed by FedFirst Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: FedFirst Financial Corporation
Commission File No.: 000-51153

For Immediate Release

Contact:   Patrick G. O’Brien, President and CEO
(724) 684-6800

FedFirst Financial Corporation
to Commence Second-Step Conversion and Stock Offering

May 17, 2010, Monessen, PA – FedFirst Financial Corporation (the “Company”) (Nasdaq: FFCO), holding company for First Federal Savings Bank (the “Bank”), announced today that the Company has received conditional approval from the Office of Thrift Supervision to reorganize from the two-tier mutual holding company structure to the stock holding company structure and commence a “second-step” stock offering of new shares of common stock. The Company also announced that the registration statement relating to the sale of common stock by the new holding company for First Federal Savings Bank – a newly formed corporation also named FedFirst Financial Corporation – has been declared effective by the Securities and Exchange Commission.

New FedFirst Financial is offering for sale between 1,912,500 and 2,587,500 shares of common stock (subject to increase to 2,975,625 shares) at a purchase price of $10.00 per share.  The shares of common stock to be offered by new FedFirst Financial represent the approximately 57.5% of the Company’s common stock that is currently owned by FedFirst Financial Mutual Holding Company.  The shares will be offered in a subscription offering first to depositors of First Federal Savings Bank with a qualifying deposit as of January 31, 2009, second to depositors of the Bank with a qualifying deposit as of March 31, 2010 and finally to depositors of the Bank as of May 4, 2010 and borrowers of the Bank as of December 1, 1990 whose loans continue to be outstanding as of May 4, 2010.  Concurrently with the subscription offering, new FedFirst Financial is offering any shares of common stock that are not subscribed for in the subscription offering to members of the general public in a community offering, with preference given first to persons residing in Fayette, Washington and Westmoreland counties, Pennsylvania, and then to public shareholders of the Company as of May 4, 2010.

FedFirst Financial will establish a Stock Information Center, which will open on May 25, 2010.  Offering materials are available by contacting the Stock Information Center at (877) 892-9472.  Hours of operation will be from 10:00 a.m. to 4:00 p.m., Monday through Friday.  The Stock Information Center will be closed on weekends and bank holidays.  The subscription and community offerings are currently scheduled to expire at 2:00 p.m. on Thursday, June 24, 2010.

At the conclusion of the conversion and offering, shareholders of FedFirst Financial other than FedFirst Financial Mutual Holding Company will receive shares of common stock of new FedFirst Financial pursuant to an “exchange ratio” designed to preserve their aggregate percentage ownership interest.  The exchange ratio will depend on the number of shares sold in the offering and will range from 0.5259 shares at the minimum of the offering range to 0.7115 shares at the maximum of the offering range (0.8182 at the adjusted maximum of the offering range).  FedFirst Financial Mutual Holding Company will be merged with and into FedFirst Financial as part of the reorganization and its shares in the Company will be retired.  At the conclusion of the conversion and offering, new FedFirst Financial will be 100% owned by public shareholders.

The second-step conversion must be approved by a majority of the depositor votes eligible to be cast at a special meeting of depositors, to be held on June 28, 2010.  Depositors of First Federal Savings Bank as of the close of business on May 4, 2010 will be entitled to vote at the special meeting.  Offering and proxy materials will be mailed to depositors of First Federal Savings Bank on or about May 24, 2010.

Holders of at least two thirds of the outstanding shares of common stock of the Company and holders of the majority of the outstanding shares of the common stock of the Company other than the shares held by FedFirst Financial Mutual Holding Company as of May 4, 2010 must also approve the second-step conversion at a special meeting of shareholders, also to be held on June 28, 2010.  Proxy materials will be mailed to shareholders of FedFirst Financial on or about May 24, 2010.

Completion of the conversion and offering is subject to, among other things, the receipt of final regulatory approvals.

Stifel, Nicolaus & Company, Incorporated is assisting new FedFirst Financial in selling its common stock in the offering on a best efforts basis.

FedFirst Financial Corporation is the parent company of First Federal Savings Bank, a community-oriented financial institution operating nine full-service branch locations in southwestern Pennsylvania.  First Federal offers a broad array of retail and commercial lending and deposit services and provides commercial and personal insurance services through Exchange Underwriters, Inc., its 80% owned subsidiary.

This press release contains certain forward-looking statements about the conversion and offering.  Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Forward-looking statements, by their nature, are subject to risks and uncertainties.  Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which FedFirst Financial and First Federal Savings Bank are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. This press release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription offering, an accompanying stock order form).

New FedFirst Financial has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission.  Shareholders of FedFirst Financial are urged to read the proxy statement/prospectus because it contains important information.  Investors are able to obtain all documents filed with the SEC by new FedFirst Financial free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by new FedFirst Financial are available free of charge from the Corporate Secretary of FedFirst Financial at Sixth and Donner, Monessen, Pennsylvania 15062, telephone (724) 684-6800.  The directors, executive officers, and certain other members of management and employees of FedFirst Financial are participants in the solicitation of proxies in favor of the conversion from the shareholders of FedFirst Financial. Information about the directors and executive officers of FedFirst Financial is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock of new FedFirst Financial are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.